UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐                  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from to

Commission file number 1-10888

TOTAL PETROCHEMICALS & REFINING USA, INC.

CAPITAL ACCUMULATION PLAN

1201 Louisiana Street Suite 1800

Houston, Texas 77002

TOTAL S.A.

2, place Jean Millier

La Défense

92400 Courbevoie

France

TOTAL PETROCHEMICALS & REFINING USA, INC.
CAPITAL ACCUMULATION PLAN

Report of Independent Registered Public Accounting Firm

To the Benefits Administrative Committee of

Total Petrochemicals & Refining USA, Inc. Capital Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of Total Petrochemicals & Refining USA, Inc. Capital Accumulation Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Briggs & Veselka Co.

Houston, Texas

June 28, 2016

TOTAL PETROCHEMICALS & REFINING USA, INC.

CAPITAL ACCUMULATION PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets:
Investments, at fair value	$452,842,236	$530,794,923
Receivables:
Notes receivable from participants	9,716,750	10,684,650
Employer contributions	—	379,909
Employee contributions	—	583,671
Dividend	583,775	1,506,667
Due from Trustee for securities sold and other	3,108,556	515,062
Total receivables	13,409,081	13,669,959
Total assets	466,251,317	544,464,882
Net assets reflecting investments at fair value	466,251,317	544,464,882
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(487,630)	(929,029)
Net assets available for benefits	$465,763,687	$543,535,853

See accompanying notes to financial statements.

TOTAL PETROCHEMICALS & REFINING USA, INC.

CAPITAL ACCUMULATION PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2015 and 2014

	2015	2014
Contributions:
Employee	$19,934,800	$19,402,366
Company	11,134,824	10,360,937
Rollover	626,584	1,482,818
Total contributions	31,696,208	31,246,121
Investment income (loss):
Dividends, interest & credit fees	25,644,704	29,711,224
Net depreciation in fair value of TOTAL S.A. ADS	(9,205,425)	(24,456,944)
Net depreciation in fair value of mutual funds	(26,090,719)	(3,842,217)
Total investment income (loss)	(9,651,440)	1,412,063
Interest income on notes receivable from participants	440,020	455,046
Payments to participants	(100,201,972)	(53,000,817)
Administrative expenses	(54,982)	(129,671)
Net decrease in net assets available for benefits prior to transfer in	(77,772,166)	(20,017,258)
Transfer in	—	46,339,972
Net increase (decrease) in net assets available for benefits	(77,772,166)	26,322,714
Net assets available for benefits:
Beginning of year	543,535,853	517,213,139
End of year	$465,763,687	$543,535,853

See accompanying notes to financial statements.

TOTAL PETROCHEMICALS & REFINING USA, INC.
CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(1)                     Description of the Plan

(a)                     General

The Total Petrochemicals & Refining USA, Inc. Capital Accumulation Plan, (the Plan) operates for the benefit of certain employees of Total Petrochemicals & Refining USA, Inc. and other participating employers, hereafter referred to as the “Company” or “employing companies”. The Company is an indirectly wholly owned subsidiary of TOTAL S.A., a French company whose shares are publicly traded on the New York Stock Exchange.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan is provided for general purposes only. Participants should refer to the Plan document as amended for more complete information.

The Plan is administered by a Benefits Administrative Committee (the Committee) appointed by and acting on behalf of the board of directors of the Company. Pursuant to the Plan’s trust agreement, an independent trustee maintains custody of the Plan’s assets. Fidelity Management Trust Company (the Trustee) serves as the trustee and Fidelity Workplace Services LLC serves as the independent record keeper.

The Plan was amended and restated effective January 1, 2015.

Effective January 1, 2015, the TOTAL S.A. ADS was no longer offered as an investment option to participants. Participants had until December 31, 2015, to transfer their balances to any of the remaining funds in the Plan. If the TOTAL S.A. shares were not transferred by this date, the remaining account balance was mapped to the age-appropriate Fidelity Freedom K.

Effective January 1, 2014, the existing plan of Cray Valley USA, LLC merged into the Plan.

The Plan was amended on November 1, 2008 to include Total Petroleum Puerto Rico Corporation (USVI) as an employing company.

(b)                     Eligibility

An employee is eligible to participate in the Plan immediately upon employment. Effective January 1, 2010, collectively bargained new hires began receiving Non-Contributory contributions. Participants are eligible for Company matching contributions after one year of employment.

(c)                      Contributions

Participants may elect to contribute up to 30% of their basic compensation on a pretax basis, up to 6% on an after-tax basis, or a combination of pretax and after-tax contributions not exceeding 30% of their basic compensation. For noncollectively bargained employees, basic “compensation” includes regular base salary or wages, plus bonus payments, overtime, callback pay, accrued vacation and night shift differential. For collectively bargained employees, basic “compensation”

TOTAL PETROCHEMICALS & REFINING USA, INC.
CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2015 and 2014

includes annual base pay only and does not include overtime or incentive payments or any other special forms of pay. Eligible employees are automatically deemed to have made a pretax election of 6% unless the employee has affirmatively elected to make no pretax contributions or elected to make pretax contributions in a different amount. A participant may elect to change his or her election under the Plan at any time. Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code) ($6,000 per participant in 2015 and $5,500 per participant in 2014). Eligible participants may also elect to rollover-qualified distributions as defined in the Plan document.

For each eligible participant, the employing company will contribute 100% up to 6% of the participant’s total eligible compensation for the pay period. Participants must contribute a minimum of 3% of pretax contributions before the Company will match after-tax contributions. The Company does not match employee catch-up contributions. Employer contributions can be reduced by participants’ forfeitures.

Noncollectively bargained employees of Atotech USA, Inc. (Atotech) will receive a Company matching contribution equal to 100% up to 4% of the participant’s total eligible compensation for the pay period. Participants must contribute a minimum of 3% of pre-tax contributions before a match will be made on after tax contributions.

Noncollectively bargained employees of Total Specialties USA, Inc. (Specialties) will receive a Company matching contribution equal to 115% of pre-tax contributions up to 4% of the participant’s total eligible compensation for the pay period.

Noncollectively bargained employees of USVI will receive a Company matching contribution equal to 100% of pre-tax contributions up to 7% of the participant’s total eligible compensation for the pay period.

Participants hired after January 1, 2006 were eligible to receive a Non-Contributory contribution. The Non-Contributory contribution replaces the existing defined benefit plan as the defined benefit plan was closed to new participants effective January 1, 2006. Employees were immediately eligible from their date of hire. The amount of the contribution is based on the employee’s years of service with the Company and varies from 5% to 8% of total eligible compensation.

The defined benefit plan was closed to all collectively bargained new hires on December 31, 2009. Collectively bargained employees hired as of January 1, 2010 are eligible to receive a Non-Contributory contribution.

Beginning July 1, 2013, the Non-Contributory contributions ended for non-collectively bargained employees. Employees continue to be vested in contributions made prior to July 1, 2013 based on the vesting schedule. Collectively bargained employees hired on or after July 1, 2013 will continue to be eligible for Non-Contributory contributions. Non-Collectively eligible employees will be enrolled in

TOTAL PETROCHEMICALS & REFINING USA, INC.
CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2015 and 2014

the Total Finance USA, Inc. Cash Balance Pension Plan.  The amount of the contribution is based on the employees years of service with the Company and varies from 6% to 7.5%.

Employee contributions and Company contributions, as described, are subject to various limitations imposed by the Code. Under the terms of the Plan, employee pretax contributions are limited to amounts provided under Sections 402(g) of the Code ($18,000 in 2015 and $17,500 in 2014).

Employee contributions, Company matching contributions, and Non-Contributory contributions are paid to the Trustee in cash.

(d)                     Vesting Provisions

Participants are vested immediately in all contributions plus actual earnings or losses thereon except Non-Contributory contributions. Effective January 1, 2007, the 2006 Non-Contributory contributions vesting schedule was changed to a 4-year period. In addition, all subsequent Non-Contributory contributions are subject to a 3-year vesting period. A participant will have a vested interest in the portion of their matching contribution accounts attributable to the Cray Valley Plan in accordance with a two-year vesting schedule.

(e)                      Participant        Accounts

Each participant’s account is credited with his or her contribution, the Company matching contribution, the Non-Contributory contribution, and an allocation of plan earnings or losses and administrative expenses. Allocations are based on the proportion that each participant’s account balance bears to the total of all participant account balances. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant’s account.

(f)                        Investment Options

The following investment options are available to participants:

•                  American Beacon Large Cap Value Fund

•                  American Beacon Small Cap Value Fund

•                  American Funds American Balanced Fund

•                  American Funds The Growth Fund of America

•                  Conestoga Small Cap Fund

•                  Fidelity Capital Appreciation Fund K

•                  Fidelity Diversified International Fund

•                  Fidelity Freedom K 2010 Fund

•                  Fidelity Freedom K 2020 Fund

TOTAL PETROCHEMICALS & REFINING USA, INC.
CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2015 and 2014

•                  Fidelity Freedom K 2030 Fund

•                  Fidelity Freedom K 2040 Fund

•                  Fidelity Freedom K 2050 Fund

•                  Fidelity Freedom K 2060 Fund

•                  Fidelity Freedom K Income Fund

•                  Fidelity Managed Income Portfolio II

•                  Hotchkis & Wiley Mid Cap Value Fund

•                  Oppenheimer Developing Markets Fund

•                  PIMCO Total Return Fund

•                  Royce Premier Institutional Fund

•                  Third Avenue Real Estate Value Fund

•                  TOTAL S.A. ADS

•                  Vanguard Institutional Index Fund

•                  Vanguard Total Bond Market Index Fund

The Fidelity Freedom K 2060 Fund was added in 2015.

(g)                     Notes Receivable from Participants

A participant may borrow from his or her account an amount which, when added to the greater of the total outstanding balance of all other loans to such participant from the Plan or the highest outstanding balance of all such loans for the one year period ending the day before the date of the loan, does not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Participants must wait 90 days after paying off an existing loan before requesting a new loan of the same type (i.e., general purpose loan or primary residential loan). Any such loan made to a participant shall be evidenced by a promissory note payable to the Plan, shall bear a reasonable rate of interest, shall be secured by the borrowing participant’s vested interest under the Plan and shall be repayable within five years; provided, however, that if such loan is to be used to acquire or construct any dwelling unit which within a reasonable time is to be used as a principal residence of the participant, the Committee may direct the Trustee to make such loan repayable over such period greater than five years. No withdrawal pursuant to any of the withdrawal provisions of the Plan may be made by a participant to whom a loan is outstanding from the Plan unless the Committee is satisfied that such loan will remain nontaxable and fully secured by the withdrawing participant’s vested interest under the Plan following such withdrawal. Interest rates range from 4.25% to 9.50% at December 31, 2015. Loan maturity dates range from January 2016 — November 2033 at December 31, 2015.

TOTAL PETROCHEMICALS & REFINING USA, INC.
CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(h)                     Distributions and Forfeitures

Distributions are made in a lump sum or for balances greater than $5,000 in installment payments as elected by the participant after termination of employment. The Plan requires automatic distribution of participant accounts of amounts less than $5,000 upon termination without the participant’s consent. In the event the distribution is greater than $1,000 and the participant has failed to make a distribution election the Plan will pay the distribution to an individual retirement account for the benefit of the participant designated by the plan administrator. Amounts less than $1,000 will be distributed directly to participants upon termination.

An active participant may withdraw after-tax contributions and matching contributions made before 1984 and earnings thereon. At any time, a participant age 59 1/2 or older may withdraw his or her total account (other than Company Non-Contributory contributions). An active participant whose account balance in the Cray Valley Plan was transferred the Plan as of January 2, 2014 is permitted to request a hardship withdrawal from his or her before-tax Contribution Account.  A distribution will be on account of hardship only if the distribution is necessary to satisfy an immediate and heavy financial need of the participant.

Participants age 50 and older may request an optional form of distribution, systematic withdrawal payments, that allow their entire vested account balance to be paid in substantially equal annual or more frequent installments over a period that does not extend beyond the life expectancy of the participant, spouse or beneficiary. Upon the participant’s death, any unpaid vested balance will be paid to the participant’s spouse or beneficiary.

Forfeited balances will be applied first to one of the following purposes as determined by the Committee in its discretion: to pay the expenses of administering the Plan, to reinstate any forfeitures that must be reinstated in accordance with the Plan or to reduce participating employer contributions. At December 31, 2015 and 2014, forfeitures totaled approximately $138,597 and $7,391 respectively. During 2015, a total of $5,442 of forfeitures was used to reduce employer contributions and $25,808 of forfeitures was used to pay administrative expenses.

(i)                        Plan Termination

Although they have not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(j)                        Expenses of Administering the Plan

All external costs and expenses incurred in administering the Plan, including the fees and expenses of the Trustee, the fees of its counsel, accounting fees, and record keeper fees, are the responsibility of the Plan. In addition, certain investment related expenses reduce investment income or increase investment loss in the accompanying statements of changes in net assets available for benefits.

TOTAL PETROCHEMICALS & REFINING USA, INC.
CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2015 and 2014

Effective January 1, 2015, the Company amended Schedule B, Fee Schedule of the Trust Agreement with the Trustee to provide for a Participant Revenue Credit in the amount of $37,500 per quarter. The Participant Revenue Credits is presented in the accompanying statements of changes in net assets available for benefits within dividends, interest and credit fees and will be allocated to eligible participants pro rata across current investments and sources on a quarterly basis.

(2)                     Summary of Significant Accounting Policies

(a)                     Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Investments held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Changes in Accounting Principles

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update 2015-07 which provides new guidance under Topic 820, Fair Value Measurements, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). The update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (NAV) per share as a practical expedient. The update also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share as a practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This update is effective for fiscal years beginning after December 15, 2015 and must be applied retrospectively with early adoption permitted. The Company has evaluated the impact of this guidance and does not believe it will have a material effect on the Plan’s financial statements.

In July 2015, a pronouncement was issued that provides guidance on certain aspects of the accounting for employee benefit plans. The new pronouncement is a three-part standard which (1) requires an employee benefit plan to use contract value as the only measurement amount for fully benefit-responsive investment contracts, (2) simplifies and increases the effectiveness of plan investment disclosure requirements, and (3) provides employee benefit plans with a measurement-date practical expedient. The guidance is effective for fiscal years beginning after December 15, 2015, and must be applied prospectively. The Company has evaluated the impact of this guidance and does not believe it will have a material effect on the Plan’s financial statements.

TOTAL PETROCHEMICALS & REFINING USA, INC.
CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(b)                     Valuation of Investments

Investments are reported at fair value. The TOTAL S.A. American Depositary Shares (ADS) and mutual funds are valued based upon quoted market prices. The Plan’s investment in the Fidelity Managed Income Portfolio II, which is fully benefit responsive, is presented in the statements of net assets available for benefits at the fair value of units held by the Plan as of December 31, 2015 and 2014, with separate disclosure of the adjustment from fair value to contract value, which is equal to principal balance plus accrued interest. The fair value of the Fidelity Managed Income Portfolio II is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The fair value of underlying wrapper contracts is calculated by the issuer using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate and (iii) the duration of the underlying portfolio securities.

The statements of net assets available for benefits includes the fair value of the underlying assets and wrap contracts of the Fidelity Managed Income Portfolio II based on the proportionate ownership of the Plan.

As of December 31, 2015 and 2014, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers. Interest rates are reviewed on a monthly basis for resetting instead of being reviewed on a quarterly basis. Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Fidelity Managed Income Portfolio II. Such events could include, but are not limited to, the following: the establishment of a defined contribution plan that competes with the Plan for contributions, substantive modification to the Fidelity Managed Income Portfolio II or the administration of the Fidelity Managed Income Portfolio II, change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on cash flow, transfer to a competing investment option, and failure of the Plan to qualify under the applicable sections of the Code . Withdrawals initiated by the Plan will normally be provided at contract value as soon as practicable within twelve months following written notice. The Plan does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.

The average yields earned by the Fidelity Managed Income Portfolio II were approximately 1.97% and 1.70%  at December 31, 2015 and 2014, respectively. The average yields earned by the Fidelity Managed Income Portfolio II based on the actual interest rates credited to participants were approximately 1.52% and 1.38% at December 31, 2015 and 2014, respectively. Security transactions are recorded on a trade date basis. Interest is recorded as earned, and dividends are recorded on the ex- dividend’s date.

Net depreciation in the fair value of investments includes realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments.

TOTAL PETROCHEMICALS & REFINING USA, INC.
CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(c)                      Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expense and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014.

(d)                     Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(e)                      Payment of Benefits

Payments to participants are recorded as the benefits are paid.

(f)                        Risks and Uncertainties

The Plan provides for investments in mutual funds and a common/collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan invests, through its investment in the common/collective trust fund, in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(g)                     Subsequent Events

We have evaluated significant events and transactions that occurred after the financial statement date through June 28, 2016 , which is the date the financial statements were issued.

TOTAL S.A. ADS — Any remaining shares held in a participant’s account as of December 31, 2015, were liquidated by January 6, 2016.

(3)                     Fair Value Measurements

U.S. GAAP for fair value measurements establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest

TOTAL PETROCHEMICALS & REFINING USA, INC.
CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2015 and 2014

priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. The Plan must use Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value. There were no transfers between levels 1, 2, or 3 during 2015 or 2014. Additionally, there were no level 3 investments in 2015 or 2014.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits. The following methods and assumptions were used to estimate the fair values:

Mutual funds and TOTAL S.A. ADS — These investments consists of publicly traded mutual funds and common stock. The fair values are based on quoted market prices.

Common/collective trust fund — The fair value is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The fair value of the underlying wrapper contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The fair value of the Plan’s holdings in this fund is based on the Plan’s proportionate ownership of the underlying investments.

The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while management believes that the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.

TOTAL PETROCHEMICALS & REFINING USA, INC.
CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2015 and 2014

Fair value information for investments that are measured at fair value on a recurring basis is as follows at December 31, 2015:

				Fair value
	(Level 1)	(Level 2)	(Level 3)	measurement
Common/collective trust fund	$—	$68,408,233	$—	$68,408,233
Mutual funds:
Large cap growth	22,830,758	—	—	22,830,758
Large cap blend	59,508,161	—	—	59,508,161
Large cap value	10,400,995	—	—	10,400,995
Mid cap blend	16,655,716	—	—	16,655,716
Mid cap value	16,969,031	—	—	16,969,031
Small cap growth	10,090,050	—	—	10,090,050
Small cap value	6,662,481	—	—	6,662,481
Foreign	24,773,557	—	—	24,773,557
Diversified emerging mkts	13,949,616	—	—	13,949,616
Specialty	6,503,725	—	—	6,503,725
Bond/managed income	26,694,567	—	—	26,694,567
Blended future investments	132,303,285	—	—	132,303,285
Total mutual funds	347,341,942	—	—	347,341,942
TOTAL S.A. ADS	37,092,061	—	—	37,092,061
Total investments at fair value	$384,434,003	$68,408,233	$—	$452,842,236

TOTAL PETROCHEMICALS & REFINING USA, INC.
CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2015 and 2014

Fair value information for investments that are measured at fair value on a recurring basis is as follows at December 31, 2014:

				Fair value
	(Level 1)	(Level 2)	(Level 3)	measurement
Common/collective trust fund	$—	$64,549,567	$—	$64,549,567
Mutual funds:
Large cap growth	21,364,592	—	—	21,364,592
Large cap blend	58,683,532	—	—	58,683,532
Large cap value	12,828,509	—	—	12,828,509
Mid cap blend	25,387,660	—	—	25,387,660
Mid cap value	25,281,361	—	—	25,281,361
Small cap growth	7,081,763	—	—	7,081,763
Small cap value	8,635,296	—	—	8,635,296
Foreign	25,481,474	—	—	25,481,474
Diversified emerging mkts	19,492,663	—	—	19,492,663
Specialty	7,116,168	—	—	7,116,168
Bond/managed income	28,556,226	—	—	28,556,226
Blended future investments	106,520,378	—	—	106,520,378
Total mutual funds	346,429,622	—	—	346,429,622
TOTAL S.A. ADS	119,815,734	—	—	119,815,734
Total investments at fair value	$466,245,356	$64,549,567	$—	$530,794,923

TOTAL PETROCHEMICALS & REFINING USA, INC.
CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(4)                     Investments

The fair values of individual assets that represent 5% or more of the Plan’s net assets at December 31, 2015 and 2014 are as follows:

2015:
American Funds American Balanced Fund	$24,378,865
Fidelity Diversified International Fund	24,773,557
Fidelity Freedom K 2020 Fund	35,832,998
Fidelity Freedom K 2030 Fund	32,453,787
Fidelity Managed Income Portfolio II (contract value $67,920,603)	68,408,233
Vanguard Institutional Index Fund	46,321,267
TOTAL S.A. ADS	37,092,061

2014:
Vanguard Institutional Index Fund	$47,850,527
Fidelity Managed Income Portfolio II (contract value $63,620,538)	64,549,567
TOTAL S.A. ADS	119,815,734

(5)                     Concentration of Investments

The Plan’s investment in TOTAL S.A. ADS represents 8% and 23% of total investments as of December 31, 2015 and 2014, respectively. TOTAL S.A. is an international integrated oil and gas and specialty chemical company, which engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

(6)                     Tax Status

The Plan has obtained from the Internal Revenue Service (IRS) a determination letter dated March 25, 2015 indicating that the Plan qualifies under the provision of Section 401(a) of the Code and, accordingly, is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the letter; however, Plan management believes that the Plan is designed and continues to operate in accordance with the applicable provisions of the Code.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected

TOTAL PETROCHEMICALS & REFINING USA, INC.
CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2015 and 2014

to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(7)                     Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at Decemeber 31, 2015 and 2014 to the Form 5500:

	December 31
	2015	2014
Net assets available for benefits per the financial statements	$465,763,687	$543,535,853
Adjustment from fair value to contract value for fully benefit responsive investment contracts	487,630	929,029
Net assets available for benefits per the Form 5500	$466,251,317	$544,464,882

The following is a reconciliation of investment income (loss)  per the financial statements to the Form 5500:

	Year ended December 31
	2015	2014
Total investment income (loss) per the financial statements	$(9,651,440)	$1,412,063
Interest income on notes receivable from participants	440,020	455,046
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2015 and 2014	487,630	929,029
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2014 and 2013	(929,029)	(961,594)
Total investment income (loss) per the Form 5500	$(9,652,819)	$1,834,544

Fully benefit- responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

TOTAL PETROCHEMICALS & REFINING USA, INC.
CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(8)                     Related-Party Transactions and Party-in-Interest Transactions

The Plan engaged in investment transactions with funds managed by Fidelity Investments, an affiliate of the trustee. In addition, the Plan invests in TOTAL S.A. ADS, which are shares and units of the parent company of the plan sponsor. These transactions qualify as party-in-interest transactions and are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Code.

TOTAL PETROCHEMICALS & REFINING USA, INC.

CAPITAL ACCUMULATION PLAN

EIN# 75-0990403 Plan: 002

Schedule H, Line 4i — Schedule of Assets (Held at end of Year)

December 31, 2015

	Identity of issue	Description of investments	Costs	Current value
	American Beacon Large Cap Value Fund	Mutual Fund	**	$10,400,995
	American Beacon Small Cap Value Fund	Mutual Fund	**	6,662,481
	American Funds American Balanced Fund	Mutual Fund	**	24,378,865
	American Funds Growth Fund of America	Mutual Fund	**	22,830,758
	Conestoga Small Cap Fund	Mutual Fund	**	10,090,050
*	Fidelity Capital Appreciation Fund K	Mutual Fund	**	13,186,895
*	Fidelity Diversified International Fund	Mutual Fund	**	24,773,557
*	Fidelity Freedom K 2010 Fund	Mutual Fund	**	6,170,351
*	Fidelity Freedom K 2020 Fund	Mutual Fund	**	35,832,998
*	Fidelity Freedom K 2030 Fund	Mutual Fund	**	32,453,787
*	Fidelity Freedom K 2040 Fund	Mutual Fund	**	21,542,774
*	Fidelity Freedom K 2050 Fund	Mutual Fund	**	10,667,095
*	Fidelity Freedom K 2050 Fund	Mutual Fund	**	115,847
*	Fidelity Freedom K Income Fund	Mutual Fund	**	1,141,567
*	Fidelity Managed Income Portfolio II	Common/Collective Trust Fund	**	68,408,233
	Hotchkis and Wiley Mid-Cap Value Fund	Mutual Fund	**	16,969,031
	Oppenheimer Developing Markets Fund	Mutual Fund	**	13,949,616
	PIMCO Total Return Fund	Mutual Fund	**	14,826,003
	Royce Premier Institutional Fund	Mutual Fund	**	16,655,716
	Third Avenue Real Estate Value Fund	Mutual Fund	**	6,503,725
	Vanguard Institutional Index Fund	Mutual Fund	**	46,321,267
	Vanguard Total Bond Market Index Fund	Mutual Fund	**	11,868,563
*	TOTAL S.A. ADS	Common Stock		37,092,061
*	Participant Loans	Interest Rate Range: 4.25% - 9.50%	—	9,716,750
				$462,558,986

*	Indicates a party in interest.
**	Cost information is not required as these assets are participant-directed.

See accompanying report of independent registered public accounting firm.

Signature

The Plan. Pursuant to the requirements for the Securities Exchange Act of 1934, the Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TOTAL PETROCHEMICALS & REFINING USA, INC.
CAPITAL ACCUMULATION PLAN

Dated: June 28, 2016

/s/ ISABELLE KIEFFER

Isabelle Kieffer,
Vice President and CFO